UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3/A

(Amendment No. 3)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

Mongolian Mining Corporation

(Issuer for the Perpetual Securities and Guarantor for the Guaranteed Senior Notes Due 2022)

Energy Resources LLC

(Issuer for the Guaranteed Senior Notes Due 2022)

Energy Resources Corporation LLC

Energy Resources Rail LLC

Enrestechnology LLC

Mongolian Coal Corporation Limited

Mongolian Coal Corporation S.à r.l.

Tavan Tolgoi Airport LLC

Ukhaa Khudag Water Supply LLC

United Power LLC

(Subsidiary Guarantors for the Guaranteed Senior Notes Due 2022)

(Name of Applicants)

All Applicants except for Mongolian Mining Company

c/o Energy Resources LLC,
Central Tower, 16/F,
Sukhbaatar district-8
Ulaanbaatar, 210620a, Mongolia

(Address of principal executive offices)

Mongolian Mining Company

PwC Corporate Finance & Recovery (Cayman) Limited

P.O. Box 258, 18 Forum Lane

Camana Bay, Grand Cayman KY1-1104, Cayman Islands

(Address of principal executive offices)

Securities to be Issued under the Indentures to be Qualified

Title of Class	Amount
Perpetual Securities (the “New Perpetual Notes”)	Aggregate principal amount of $194,999,827

Guaranteed Senior Notes Due 2022 (the “New Notes”)	Aggregate principal amount of $412,465,892

Approximate date of proposed public offering:

On the Restructuring Effective Date as referred to herein

Name and registered address of agent for service:	With a copy to:

Law Debenture Corporate Services Inc. 7801 2nd Avenue, Suite 403 New York, NY 10017	Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong

The Applicants (as defined herein) hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicants.

EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) to Application for Qualification of Indenture on Form T-3, which amends the Application for Qualification of Indenture on Form T-3 (File No. 022-29041) originally filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2017 (the “Initial Application”), as amended by the Form T-3/A filed with the SEC on March 31, 2017 and the Form T-3/A filed with the SEC on April 21, 2017 (together with the Initial Application, the “Amended Application”) is being filed to (1) amend “Section 1: General Information,” “Section 4: Directors and Executive Officers” , and “Section 5: Capitalization” to reflect the liquidation of Gobi Road LLC, (2) file an updated Exhibit T3G Group structure chart showing direct and indirect subsidiaries of the Applicants to reflect the liquidation of Gobi Road LLC, (3) file Exhibit T3D.1 Order by the Grand Court of the Cayman Islands, among other things, sanctioning the Cayman Scheme, (4) file Exhibit T3D.2 Order by the High Court of Hong Kong, among other things, sanctioning the Hong Kong Scheme, (5) file an updated Exhibit T3C.1 Form of Indenture related to the New Notes and (6) file an updated Exhibit T3C.2 Form of Indenture related to the New Perpetual Notes.

This Amendment is not intended to amend or delete any other part of the Amended Application. All other information in the Amended Application is unchanged and has been omitted from this Amendment. Unless indicated otherwise, capitalized terms used below and not defined herein have the meanings ascribed to them in the Amended Application.

GENERAL

1. General Information.

Mongolian Mining Corporation (in provisional liquidation) (“MMC”) is an exempted company incorporated with limited liability under the laws of the Cayman Islands. Energy Resources LLC (“ER”) is a limited liability company incorporated under the laws of Mongolia. The guarantors identified below (the “Subsidiary Guarantors” and, together with MMC and ER, the “Applicants”) have the following forms of organization or incorporation and jurisdictions of formation.

Subsidiary Guarantor	Form	Jurisdiction
Energy Resources Corporation LLC	A company with limited liability	Mongolia

Energy Resources Rail LLC	A company with limited liability	Mongolia

Enrestechnology LLC	A company with limited liability	Mongolia

Mongolian Coal Corporation Limited	A company with limited liability	Hong Kong

Mongolian Coal Corporation S.à r.l.	A private limited liability company	Luxembourg

Tavan Tolgoi Airport LLC	A company with limited liability	Mongolia

Ukhaa Khudag Water Supply LLC	A company with limited liability	Mongolia

United Power LLC	A company with limited liability	Mongolia

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant as of the date of this Application. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o Energy Resources LLC, Central Tower, 16/F, Sukhbaatar district-8, Ulaanbaatar, 210620a, Mongolia.

MMC

The directors and executive officers of MMC are the following individuals.

Name	Office

Odjargal Jambaljamts	Executive Director and Chairman of the Board

Battsengel Gotov	Executive Director and Chief Executive Officer

Gankhuyag Adilbish	Non-Executive Director

Od Jambaljamts	Non-Executive Director

Oyungerel Janchiv	Non-Executive Director

Unenbat Jigjid	Independent Non-Executive Director

Khashchuluun Chuluundorj	Independent Non-Executive Director

Chan Tze Ching, Ignatius	Independent Non-Executive Director

Oyunbat Lkhagvatsend	Deputy Chief Executive Officer

Ulemj Baskhuu	Chief Financial Officer

Baasandorj Tsogoo	Chief Operating Officer

Uurtsaikh Dorjgotov	Chief Legal Officer

ER

The directors and executive officers of ER are the following individuals.

Name	Office

Battsengel Gotov	Chief Executive Officer

Energy Resources Corporation LLC

The directors and executive officers of Energy Resources Corporation LLC are the following individuals.

Name	Office

Battsengel Gotov	Chief Executive Officer

Energy Resources Rail LLC

The directors and executive officers of Energy Resources Rail LLC are the following individuals.

Name	Office

Oyunbat Lkhagvatsend	Chief Executive Officer

Enrestechnology LLC

The directors and executive officers of Enrestechnology LLC are the following individuals.

Name	Office

Baasandorj Tsogoo	Chief Executive Officer

Mongolian Coal Corporation Limited

The directors and executive officers of Mongolian Coal Corporation Limited are the following individuals.

Name	Office

John Howard Batchelor	Director

Battsengel Gotov	Director

Kenneth Fung	Director

Yuek Ling Poon	Director

Roderick John Sutton	Director

Mongolian Coal Corporation S.à r.l.

The directors and executive officers of Mongolian Coal Corporation S.à r.l. are the following individuals.

Name	Office

Battsengel Gotov	Category A Manager

Joao Luis Da Fonseca Ferreira	Category B Manager

Tavan Tolgoi Airport LLC

The directors and executive officers of Tavan Tolgoi Airport LLC are the following individuals.

Name	Office

Baasandorj Tsogoo	Chief Executive Officer

Ukhaa Khudag Water Supply LLC

The directors and executive officers of Ukhaa Khudag Water Supply LLC are the following individuals.

Name	Office

Baasandorj Tsogoo	Chief Executive Officer

United Power LLC

The directors and executive officers of United Power LLC are the following individuals.

Name	Office

Baasandorj Tsogoo	Chief Executive Officer

CAPITAL SECURITIES

7. Capitalization.

The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of March 15, 2017.

(1) MMC

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of US $0.01 each	15,000,000,000	9,262,591,250

(2) ER

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of US $2.00 each	160,850,185	160,850,185

(3) Energy Resources Corporation LLC

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of US $1.00 each	19,800,000	19,800,000

(4) Energy Resources Rail LLC

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of MNT1,000 each	15,300,000	15,300,000

(5) Enrestechnology LLC

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of MNT1,000 each	374,049,073	374,049,073

(7) Mongolian Coal Corporation Limited

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of HK$1.00 each	10,000	1

(8) Mongolian Coal Corporation S.à r.l.

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of USD $10.00 each	6,712,669	6,712,669

(9) Tavan Tolgoi Airport LLC

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of MNT1,000 each	5,795,521	5,795,521

(10) Ukhaa Khudag Water Supply LLC

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of MNT1,000 each	96,016,551	96,016,551

(11) United Power LLC

Title of Class	Amount Authorized	Amount Outstanding
Ordinary share of MNT1,000 each	100,807,646	100,807,646

(b) Each holder of ordinary shares of an Applicant, both prior to and subsequent to the Restructuring Effective Date, is entitled to one vote for each such security held on all matters submitted to a vote of security holders.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)	Pages numbered 1 to 7, consecutively.

(b)	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Notes Indenture to be qualified (included as Exhibit 25.1 hereto).

(c)	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Perpetual Notes Indenture to be qualified (included as Exhibit 25.2 hereto).

(d)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of each trustee:

Exhibit T3A.1*	Amended and Restated Memorandum of Association of Mongolian Mining Corporation
Exhibit T3A.2*	Charter of Energy Resources LLC
Exhibit T3A.3*	Charter of Energy Resources Corporation LLC
Exhibit T3A.4*	Charter of Energy Resources Rail LLC
Exhibit T3A.5*	Charter of Enrestechnology LLC
Exhibit T3A.6	Not applicable
Exhibit T3A.7*	Memorandum of Association of Mongolian Coal Corporation Limited
Exhibit T3A.8*	Coordinated Statutes of Mongolian Coal Corporation S.à r.l.
Exhibit T3A.9*	Charter of Tavan Tolgoi Airport LLC
Exhibit T3A.10*	Charter of Ukhaa Khudag Water Supply LLC
Exhibit T3A.11*	Charter of United Power LLC

Exhibit T3B.1*	Amended and Restated Articles of Association of Mongolian Mining Corporation
Exhibit T3B.2*	See Exhibit T3A.2
Exhibit T3B.3*	See Exhibit T3A.3
Exhibit T3B.4*	See Exhibit T3A.4
Exhibit T3B.5*	See Exhibit T3A.5
Exhibit T3B.6*	See Exhibit T3A.6
Exhibit T3B.7*	Articles of Association of Mongolian Coal Corporation Limited
Exhibit T3B.8*	See Exhibit T3A.8
Exhibit T3B.9*	See Exhibit T3A.9
Exhibit T3B.10*	See Exhibit T3A.10
Exhibit T3B.11*	See Exhibit T3A.11

Exhibit T3C.1****	Form of Indenture related to the New Notes
Exhibit T3C.2****	Form of Indenture related to the New Perpetual Notes
Exhibit T3C.3*	Form of Intercreditor Agreement

Exhibit T3D.1****	Order by the Grand Court of the Cayman Islands sanctioning, among other things, the Cayman Scheme
Exhibit T3D.2****	Order by the High Court of Hong Kong sanctioning, among other things, the Hong Kong Scheme

Exhibit T3E.1*	Explanatory Statement in relation to the Cayman Scheme and the Hong Kong Scheme
Exhibit T3E.2*	Hong Kong Scheme of Arrangement
Exhibit T3E.3*	Cayman Scheme of Arrangement

Exhibit T3F*	Trust Indenture Act Cross Reference Sheet (included in Exhibits T3C.1 - T3C.2)

Exhibit T3G****	Group structure chart showing direct and indirect subsidiaries of the Applicants

Exhibit 25.1***	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Notes Indenture to be qualified

Exhibit 25.2***	Statement of Eligibility and Qualification on Form T-1 of The Bank of New York Mellon, trustee under the New Perpetual Notes Indenture to be qualified

*	Filed previously with the Initial Application on March 21, 2017.
***	Filed previously with the T.3/A No. 2 on April 21, 2017.
****	Filed herewith.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Mongolian Mining Corporation, a company with limited liability organized and existing under the laws of the Cayman Islands, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Camana Bay, Grand Cayman, Cayman Islands on the 28th day of April, 2017.

(SEAL)		Mongolian Mining Corporation

Attest:	/s/ Ben Henshilwood	By:	/s/ Simon Conway
	Ben Henshilwood		Name: Simon Conway
Title: Joint Provisional Liquidator of Mongolian Mining Corporation (in provisional liquidation) as agent and without personal liability

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, companies with limited liability or private limited liability companies , as applicable, each organized and existing under the laws of Mongolia, Luxembourg or Hong Kong, as applicable, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Ulaanbaatar, Mongolia, on the 28th day of April, 2017.

(SEAL)		Energy Resources LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Chief Executive Officer

(SEAL)		Energy Resources Corporation LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Chief Executive Officer

(SEAL)		Energy Resources Rail LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Oyunbat Lkagvatsend
	Uurtsaikh Dorjgotov		Name: Oyunbat Lkhagvatsend
Title: Chief Executive Officer

(SEAL)		Enrestechnology LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer

(SEAL)		Mongolian Coal Corporation Limited

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Director

(SEAL)		Mongolian Coal Corporation S.à r.l.

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Battsengel Gotov
	Uurtsaikh Dorjgotov		Name: Battsengel Gotov
Title: Category A Manager

(SEAL)		Tavan Tolgoi Airport LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer

(SEAL)		Ukhaa Khudag Water Supply LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer

(SEAL)		United Power LLC

Attest:	/s/ Uurtsaikh Dorjgotov	By:	/s/ Baasandorj Tsogoo
	Uurtsaikh Dorjgotov		Name: Baasandorj Tsogoo
Title: Chief Executive Officer